

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 2, 2011

VIA U.S. MAIL AND FAX (248)737-9110

Mr. Alan Maximiuk
Vice President, Chief Financial Officer and Secretary
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

> **Re:     Agree Realty Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-12928**

Dear Mr. Maximiuk:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010


Form 10-K for the Fiscal Year Ended December 31, 2010


Properties, page 18


1.      In future periodic filings, please expand your disclosure of your leasing activities
        for the most recent period, including a discussion of the volume of new or
        renewed leases, average rents or yields, and, where applicable, average tenant
        improvement costs, leasing commissions and tenant concessions. To the extent
        you have material lease expirations in the next year, please include disclosure
        regarding the relationship of rents on expiring leases to market rents.

Development and Acquisition Summary, page 18

2.      We note that during 2010 you acquired or developed 13 total properties.  In future
        periodic filings please include capitalization rates for material acquisitions and/or
        dispositions of properties.  Please disclose how you calculate capitalization rates
        for these purposes.


3.      In future periodic filings, please also include development and redevelopment
        expenditures on a per square foot basis.  In addition, please provide a brief
        description of how you calculate the amount, including whether leasing costs are
        included.

Annualized Base Rent of Our Properties, page 21

4.      On page 21, you have disclosed total annualized base rental revenue for your
        properties.  In future filings, please also provide the average effective annual
        rental per square foot and clarify how your rental disclosures take into accounts
        tenant concessions and abatements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 34

5.      We note your disclosure on page 35 that your total dividend paid for 2010 was
        $2.04 per share.  We have also calculated your FFO in 2010 to be roughly $1.76
        per diluted share.   Given that your dividend payout exceeded your funds from
        operations, in future periodic reports please describe whether your current level of
        dividend is sustainable.  To the extent that there is a material risk of your dividend
        changing, in future periodic reports please provide appropriate disclosure in the
        risk factors and in the MD&A.

Financial Statements

Consolidated Balance Sheets, page F-3

6.  Please explain to us the circumstances that lead you to record $8.2 million in lease
    intangible costs during 2010.  To the extent these assets were acquired as part of a
    business combination, explain to us how you have met the disclosure
    requirements of ASC Topic 805-10-50

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investments in Real Estate – Carrying Value of Assets, page F-10

7.  We note that you capitalize direct and indirect costs such as interest and property
    taxes incurred to ready the assets for their intended use.   Please clarify what other
    types of direct and indirect costs are capitalized beyond interest and property
    taxes.   In regards to indirect costs, if you capitalize soft costs such as payroll and
    other G&A costs, please tell us the methodology utilized to determine the
    amounts to be allocated to each specific asset.   In addition please tell us the
    amount of payroll that was either capitalized or deferred in the past three years.

Purchase Accounting for Acquisitions of Real Estate, page F-11

8.  Please tell us and disclose your accounting policy regarding below market lease intangibles, including whether you have included below market lease renewals within your estimated amortization period.  Within your response, please tell us management's process for determining whether a lease includes a below market renewal option and how management determines the likelihood of the tenant exercising this option.

Proxy Statement on Schedule 14A filed March 25, 2011

Determining Compensation for Named Executive Officers, page 16

9.  We note that in 2010 your compensation committee used the 2010 NAREIT Compensation and Benefits Survey to provide it with relevant market data regarding compensation.  Please tell us whether you engaged in benchmarking your compensation against other peer companies using market data.  To the extent that you benchmarked your compensation, in future filings please disclose the target ranges for each element of your compensation in comparison to your peer group and whether the actual amounts paid fell within those ranges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam Turk, Staff Attorney at (202)551-3657 or Sonia Barros, Special Counsel  at (202)551-3655 with any other questions.


Sincerely,


Kevin Woody
Accounting Branch Chief